Titan Medical to Present at the 28th Annual Oppenheimer Healthcare Conference

TORONTO, March 15, 2018 -- Titan Medical Inc. (TSX:TMD) (OTCQB:TITXF) (“Titan” or the “Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO of the Company, will present a corporate overview at the 28th Annual Oppenheimer Healthcare Conference on Tuesday, March 20 at 1:00 p.m. EDT. The conference will be held March 20-21, 2018 at The Westin New York Grand Central in New York City.

A copy of the Company’s presentation has been posted to the Investors section of its website. The presentation will not be webcast.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to pursue a broad set of surgical indications for the SPORT Surgical System, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com